UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-66697

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FocalPoint Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11150 Santa Monica Blvd., Suite 1550
(No. and Street)

Los Angeles	CA	90025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David R. Porter — (310) 405-7043
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gumbiner Savett Inc.
(Name – *if individual, state last, first, middle name*)

1723 Cloverfield Blvd.	Santa Monica	CA	90404
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David R. Porter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FocalPoint Securities, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

PATRICIA KOSSITCH
Notary Public - California
Los Angeles County
Commission # 2259292
My Comm. Expires Oct 20, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

FocalPoint Securities, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2020

Contents



Report of Independent Registered Public Accounting Firm

To the Members
FocalPoint Securities, LLC
Los Angeles, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of FocalPoint Securities, LLC (the "Company") as of December 31, 2020, and the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

1723 Cloverfield Boulevard
Santa Monica, California 90404
phone: 310.828.9798 · 800.989.9798
fax: 310.829.7853 · 310.453.7610
www.gscpa.com

Auditor’s Report on Supplemental Information

The supplementary information contained on Schedule I, Computation of Net Capital Requirements Pursuant to Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (exemption), and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption), has been subjected to audit procedures performed in conjunction with the audit of the Company’s financial statements. The supplemental information is the responsibility of the Company’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information at Schedules I through III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Gumbiner Savett, Inc.

We have served as the Company's auditor since 2018.

Santa Monica, California
March 30, 2021

FocalPoint Securities, LLC
Statement of Financial Condition
December 31, 2020

Assets

Cash	$	11,397,411
Accounts receivable		415,000
Contract assets		83,636
Prepaid expenses and other assets		122,034
Property and equipment, net of accumulated depreciation and amortization of $577,148		76,044
Right of use assets, net		443,048
Security deposit		87,198
Total Assets	$	12,624,371

Liabilities and Members' Equity

Liabilities		
Accrued compensation and bonuses	$	3,965,712
Contract liabilities		1,839,821
Loan payable		1,128,600
Profit interest plan		210,000
Accounts payable and accrued expenses		197,204
Operating lease liabilities		487,794
Total Liabilities		7,829,131
Commitments and contingencies		
Members' Equity		4,795,240
Total Liabilities and Members' Equity	$	12,624,371

See Accompanying Notes to Financial Statements

FocalPoint Securities, LLC
Statement of Income
Year Ended December 31, 2020

Revenues	
Investment banking fees	$ 18,126,985
Interest Income	48,496
Total Income	18,175,481
Expenses	
Member's compensation and benefits	1,696,086
Employee compensation and benefits	11,540,362
Professional Fees	961,507
Rent	722,249
Marketing	730,329
Insurance, licenses and fees	379,217
Office and administration	353,755
Research expenses	309,542
Computer expenses	284,097
Travel and entertainment	157,713
Telephone and communications	137,160
Regulatory fees and expenses	87,723
Depreciation and amortization	73,618
Interest expense	22,028
Referral fees	20,000
Total Expenses	17,475,386
Net Income	$ 700,095

See Accompanying Notes to Financial Statements

FocalPoint Securities, LLC
Statement of Changes in Members' Equity
Year Ended December 31, 2020

Balance, December 31, 2019	$ 8,645,828
Capital distributions	(4,550,683)
Net Income	700,095
Balance, December 31, 2020	$ 4,795,240

See Accompanying Notes to Financial Statements

FocalPoint Securities, LLC
Statement of Cash Flows
Year Ended December 31, 2020

Cash flows from operating activities:	
Net income	$ 700,095
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	73,618
Mark-to market short-term investments	9,990
Profits interest plan	210,000
Non-cash lease expense	(33,383)
Changes in operating assets and liabilities:	
Accounts receivable	(330,000)
Contract assets	77,413
Prepaid expenses and other assets	256,324
Accrued compensation and bonuses	(9,089,540)
Contract liabilities	1,021,263
Accounts payable and accrued expenses	(193,185)
Net cash used in operating activities	(7,297,405)
Cash flows from investing activities:	
Purchases of property and equipment	(688)
Purchases of short-term investments	(2,503,004)
Redemptions of short-term investments	18,109,000
Net cash provided by investing activities	15,605,308
Cash flows from financing activities:	
Draws on line of credit	1,775,000
Repayment of line of credit	(1,775,000)
Loan proceeds	1,128,600
Capital distributions	(4,550,683)
Net cash used in financing activities	(3,422,083)
Net increase in cash	4,885,820
Cash at beginning of year	6,511,591
Cash at end of year	$ 11,397,411

See Accompanying Notes to Financial Statements

FocalPoint Securities, LLC
Notes to Financial Statements
December 31, 2020

Note 1 – Organization and Nature of Business

FocalPoint Securities, LLC (the "Company") was originally incorporated as a limited liability company in the State of California on October 7, 1971 under the name of JB Financial. The Company is managed by its members and will continue operations until terminated and dissolved in accordance with the provisions of the limited liability company operating agreement. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Private placements of securities
- Mergers and acquisitions services – raising capital and M&A services

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Note 2 – Significant Accounting Policies

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Short-term investments – Short-term investments consisted of U.S. Treasury securities and corporate bonds with maturities of three months or less. The Company classifies its short-term investments as held to maturity which are recorded at amortized cost.

Accounts Receivable – Accounts receivable are stated at the customers' outstanding balances less any allowance for doubtful accounts. Receivables are evaluated by management as to their collectability on an individual basis prior to an allowance being established. Management believes there are no uncollectible accounts at December 31, 2020.

Revenue Recognition - Investment banking revenue is recognized in the form of success fees that are earned upon the closing of the transaction, or conclusion of the assignment. Fees from financial advisory assignments are recognized in revenues when the services related to the underlying transaction are completed under the terms of the assignment. Non-refundable deposits in connection with financial advisory assignments are recognized in revenues upon completion of the underlying transaction or when the assignment is otherwise concluded. Investment banking fees are generated from services related to a limited number of transactions. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period. Fees from private placement of securities are recognized when all the related services have been provided and the placement of securities is completed.

Note 2 - Significant Accounting Policies - (continued)

Contract Assets – Reimbursable costs incurred in connection with contracts with customers are deferred and recorded as contract assets. These reimbursable costs are recognized in the income statement when the transaction underlying the related contract is completed or otherwise concluded. Total contract assets as of December 31, 2019 were $161,409. During the year ended December 31, 2020, the Company incurred $223,447 of reimbursable costs that was initially recorded as contract assets and recognized $301,220 as costs and revenue. Total contract assets as of December 31, 2020 was $83,636.

Contract Liabilities - A contract liability is recorded when payments are received in advance of performing service obligations and is recognized as revenue upon completion of a transaction or when a transaction is otherwise concluded. Total contract liabilities as of December 31, 2019 was $818,559. During the year ended December 31, 2020, the Company received $2,471,270 of payments in advance of performing service and recognized $1,450,007 as revenue. Total contract liabilities as of December 31, 2020 was $1,839,821.

Income Taxes - The Company, with the consent of its Members, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.
The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by State tax authorities for years 2016 and onwards. The Company is currently not under examination by any tax authority.

Property and Equipment - Furniture, fixtures and equipment are stated at historical cost less accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of three to ten years. Leasehold improvements are amortized over the shorter of useful life of the improvement or the term of the lease. Management reviews fixed assets for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. No impairment of fixed assets occurred for the year ended December 31, 2020.

Fair Value of Financial Instruments – The Company's financial assets and liabilities are carried at fair value or contracted amounts which approximate fair value. The authoritative guidance with respect to fair value establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels, and requires that assets and liabilities carried at fair value be classified and disclosed in one of three categories, as presented below:

- Level 1: Inputs are directly observable and represent quoted prices for identical assets in active markets the Company has the ability to access at the measurement date.

Note 2 - Significant Accounting Policies – Fair Value of Financial Instruments (continued)

- Level 2: Inputs other than quoted prices included in Level 1, that are directly or indirectly observable in the marketplace.
- Level 3: One or more significant inputs are unobservable.

The Company's financial instruments primarily consist of cash, short-term investments, accounts receivable, accounts payable and accrued expenses. As of the balance sheet date, the carrying value of these financial instruments approximates fair value due to the short-term nature of these instruments.

Leases - Operating leases with a term greater than one year are recognized on the balance sheet at the time of the lease inception or modification as a right-of use asset and a lease liability, initially measured at the present value of the lease payments over the term of the lease. Lease with an initial term of 12 months or less are not recorded on the balance sheet. Lease costs are recognized in the income statement over the term of the lease on a straight-line basis. Operating leases with a term of one year or less are recognized on a straight-line basis over the term.

The Company's leases do not prove an implicit rate and did not have any outstanding indebtedness at the time of adoption of ASC 842. The Company used an estimated incremental borrowing rate of 5% based on the terms of its existing credit facility with its bank. At December 31, 2020, the net right-of-use assets and lease liabilities were $443,048 and $487,794, respectively. See Note 6.

Guaranteed Payments - Guaranteed payments to members that are intended as compensation for services rendered are accounted for as the Company's operating expense rather than as allocation of net income to members. Guaranteed payments made to members amounted to approximately $807,924 for the year ended December 31, 2020 and are included in members compensation and benefits expense.

Compensation Arrangement - The Company has a profit interests plan whereby certain key employees are granted awards representing a non-voting profits interest in the Company. The awards generally vest immediately. Under the plan, holders of profit interests are eligible to share in the profits of the Company based on their respective percentage interest held, including non-liquidating distributions and profits upon a sale of the Company over a set distribution threshold. In addition, under certain circumstances, key employees are eligible to receive repurchase payments upon exiting the plans based on the current book value of equity, as detailed in the Company's amended operating agreement. As of December 31, 2020, the Company had 47,120 profit interests units outstanding, and the distribution threshold for such profits interests is $16,000,000.

The value of the profits interests liability was estimated utilizing discounted estimates of non-liquidating distributions, distributions upon a sale and the current value of the repurchase payments. Profit interests compensation liabilities are re-measured at each reporting date, with movements treated as compensation expense in the Company's Statement of Income. Total expense related to profits interests for the year ended December 31, 2020 was $210,000.

Recent Accounting Pronouncements – Management does not believe there are any issued, but not yet effective, accounting standards if currently adopted which would have a material effect on the accompanying financial statements.

Note 3 - Concentrations and Risk

Cash

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash deposits and short-term investments. At December 31, 2020, the Company maintained balances that were in excess of the amount of insurance provided by financial institutions where such accounts are maintained. The Company has not experienced losses in such accounts and believes it is not exposed to any significant credit risk related to cash and short-term investments.

Accounts Receivable

At December 31, 2020, the Company’s accounts receivable were due from five customers.

COVID-19 Risk

In March 2020, the World Health Organization declared the outbreak of COVID-19 as a pandemic, which continues to spread throughout the United States and the rest of the world. The ultimate extent of the impact of COVID-19 on the financial performance of the Company will depend on future developments, including, among other things, the duration and spread of COVID-19, and the overall economy, all of which are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's operating results may be materially and adversely affected.

Note 4 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital of $5,139,928 which was $4,773,160 in excess of its required net capital of $366,768. The Company had an aggregate indebtedness to net capital ratio of 1.07 to 1 at December 31, 2020.

Note 5 – Pension Plan

The Company has adopted a 401(k) plan covering eligible employees of the Company. All fulltime employees are eligible to participate in the plan after one year of service. The Company matches up to 10% of each participant’s eligible compensation each year. The amount of matching contributions for the year ended December 31, 2020 was $420,037, which is included in employee compensation and benefits.

Note 6 – Right of Use Asset and Operating Lease Liabilities

Operating Lease

The Company leases facilities in Chicago under a long-term agreement expiring on January 30, 2024. The Company also leases facilities in Los Angeles under a short-term agreement expiring on June 30, 2021.

Under the lease agreements the Company is responsible for its share of operating expenses and taxes. The Chicago lease requires a security deposit in the form of a letter of credit for an amount of $94,000, which is unused as of December 31, 2020.

Monthly base rent for the Los Angeles office is $40,971. Monthly base rent for the Chicago office is $13,935, which increases by approximately 2.5% every succeeding year on February1st, until the end of the term of lease.

On April 1, 2019, the Company entered into a new lease agreement for its office facility in New York. The lease has an initial term of 16 months that expired on September 30, 2020. The Company exercised options to extend the lease through September 30, 2021, with options to extend the lease every 6 months through September 30, 2022. Base rent for New York is approximately $7,400 per month until March 31, 2021, with specified increases thereafter every 6 months of the extended option period until reaching approximately $8,000 per month during the last 6 months of the extended-lease term. The Company's lease obligations under the New York lease are guaranteed by its members.

As of December 31, 2020, the right-of-use asset, net of accumulated amortization of approximately $2,153,000 amounted to approximately $443,000. As of December 31, 2020, the lease liability amounted to approximately $488,000, of which approximately $146,000 is current and $342,000 is long-term.

Lease costs for the year ended December 31, 2020 and other quantitative disclosures are as follows:

Operating lease cost	$	728,249
Less short-term sublease payments received		(6,000)
Total lease costs	$	722,249
Lease term and discount rate:		
Weighted average remaining lease term (in years)		3.08 years
Weighted average discount rate		5.00%
Other Information:		
Cash paid for amounts included in the measurement of lease liabilities		
Operating cash flows from operating leases	$	466,013
Right of use assets obtained in exchange for new operating lease liabilities	$	0

Note 6 - Right of Use Asset and Operating Lease Liabilities – Operating Leases (continued)

Future minimum lease payments under the operating lease are as follows:

Year Ending December 31,	Payments due under lease agreement	Discounted lease liability payments
2021	$ 167,000	$ 146,000
2022	171,000	157,000
2023	175,000	170,000
2024	15,000	15,000
Total	$ 528,000	$ 488,000

Note 7 – Bank Loans

The Company maintains an operating line of credit with a bank in the amount of $1,000,000, of which $94,000 is available for stand-by letter of credit (see Note 6). The line of credit expires on July 14, 2021, and is secured by substantially all the assets of the Company and personal guarantees of the Members and trusts of which Members are the trustee. The interest rate on the operating line is calculated at the Wall Street Journal published prime rate plus 1%. At December 31, 2020 such interest rate was 4.25% with no outstanding balance on the line of credit. There were draws of $1,775,000 on the operating line of credit during the year ended December 31, 2020, which were repaid in full at December 31, 2020.

In April 2020, the Company borrowed $1,128,600 under the Paycheck Protection Program (“PPP”) loan program administered by the Small Business Administration (“SBA”). The PPP Loan is unsecured and bears interest at a rate of 1% per annum and is subject to the terms and conditions applicable to loans administered by the SBA under the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”). The Company has applied for forgiveness and expects that the loan will be forgiven. There can be no assurance that the Company will be granted forgiveness of the PPP Loan in whole or in part. Assuming the principal amount is not forgiven, the Company intends to repay the principal and interest amount in a timeline that is permitted by the CARES Act.

Note 8 – Subsequent Events

The Company signed a 5-year lease commitment for the Los Angeles office, which begins on July 1, 2021 and expires on June 30, 2026. In addition, the Company has evaluated subsequent events through March 30, 2021, the date which the financial statements were issued. Except as disclosed, there were no other subsequent events noted that would require adjustment to or disclosure in these financial statements.

FocalPoint Securities, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
December 31, 2020

Computation of Net Capital			
Total ownership equity from statement of financial condition		$	4,795,240
ADD: Paycheck Protection Plan Loan Proceeds			1,128,600
Net Capital and Subordinated Liabilities			5,923,840
Nonallowable assets			
Accounts receivable	415,000		
Contract assets	83,636		
Prepaid expenses and other assets	122,034		
Property and equipment, net of depreciation and amortization	76,044		
Security deposit	87,198		(783,912)
Net Capital			5,139,928
Computation of Net Capital Requirements			
Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness			366,768
Minimum dollar net capital required			5,000
Net Capital required (greater of above amounts)			366,768
Excess Net Capital			4,773,160
Excess (deficiency) net capital at 1000% (net capital less 10% of aggregate indebtedness)			4,589,776
Computation of Aggregate Indebtedness			
Total allowable liabilities			5,501,516
Aggregate indebtedness to net capital			1.07 to 1

See accompanying independent auditor's report on supplementary information

FocalPoint Securities, LLC
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2020

A computation of reserve requirement is not applicable to FocalPoint Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

See accompanying independent auditor's report on supplementary information

FocalPoint Securities, LLC
Schedule III – Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2020

Information relating to possession or control requirements is not applicable to FocalPoint Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

See accompanying independent auditor's report on supplementary information


GUMBINER
SAVETT INC.
ASSURANCE • TAX • BUSINESS ADVICE

Report of Independent Registered Public Accounting Firm on Review of Exemption Report

To the Members
FocalPoint Securities, LLC
Los Angeles, California

We have reviewed management's statements, included in the accompanying Exemption Report, in which FocalPoint Securities, LLC (the "Company") (1) identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Gumbiner Savett, Inc.

Santa Monica, California
March 30, 2021

1723 Cloverfield Boulevard
Santa Monica, California 90404
phone: 310.828.9798 · 800.989.9798
fax: 310.829.7853 · 310.453.7610
www.gscpa.com


FOCALPOINT
Investment Banking

FocalPoint Securities, LLC
11150 Santa Monica Blvd, Suite 1550
Los Angeles, CA 90025
310.405.7000 F:310.405.7077
www.focalpointllc.com

March 30, 2021

Gumbiner Savett, Inc
1723 Cloverfield Blvd.
Santa Monica, CA 90404

RE: SEC Rule 17a-5(d) (4) Exemption Report

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2) (i) the Company conducts business on a fully disclosed basis and does not execute nor clear securities transactions for any customers.

FocalPoint Securities, LLC met the rules of Section 240, 15c3-3 (k)(2)(i) exemption requirements for the period from January 1, 2020 through December 31, 2020 without exception.

Sincerely,

FOCALPOINT Securities, LLC
David R. Porter
Chief Financial Officer


GUMBINER
SAVETT INC.
ASSURANCE • TAX • BUSINESS ADVICE

Report of Independent Registered Public Accounting Firm on Applying Agreed Upon Procedures

To the Members
FocalPoint Securities, LLC
Los Angeles, California

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by FocalPoint Securities, LLC (the "Company") and the SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. The Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 for the year ended December 31, 2020 with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no such overpayments.

1723 Cloverfield Boulevard
Santa Monica, California 90404
phone: 310.828.9798 · 800.989.9798
fax: 310.829.7853 · 310.453.7610
www.gscpa.com

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Gumbiner Savett, Inc.

Santa Monica, California
March 30, 2021

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 2020

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

FocalPoint Securities LLC
11150 Santa Monica Blvd., Suite 1550
Los Angeles, CA 90025

88897 FINRA December 2020

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

David R Porter 310-405-7043

WORKING COPY

2. A. General Assessment (item 2e from page 2) $27,089

B. Less payment made with SIPC-6 filed (**exclude interest**) (3,571)

7/30/2020
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 23,518

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $23,518

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☑ **ACH** ☐
Total (must be same as F above) $

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FocalPoint Securities, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 29 day of March, 20 21.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ______________
and ending ______________

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$18,175,481
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	20,000
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Income on reimbursed expenses (Deductions in excess of $100,000 require documentation)	96,310
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	116,310
2d. SIPC Net Operating Revenues	$18,059,171
2e. General Assessment @ .0015	$27,089

(to page 1, line 2.A.)